                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 2)

                           Johnston Industries, Inc.
                       (Name of Subject Company (Issuer))

                              JI Acquisition Corp.
                         CGW Southeast Partners IV, L.P.
                        CGW Southeast Partners IV, L.L.C.
                       (Names of Filing Persons (Offeror))

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)

                                 Roy R. Bowman
                              JI Acquisition Corp.
                      c/o CGW Southeast Partners IV, L.P.
                             Twelve Piedmont Center
                                   Suite 210
                             Atlanta, Georgia 30305
                                 (404) 816-3255
                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------
                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                             1201 W. Peachtree St.
                          Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                              -------------------

                           CALCULATION OF FILING FEE

               Transaction valuation*              Amount of filing fee
               ----------------------              --------------------
                    $32,138,616                           $6,427.72

*For purposes of calculating amount of filing fee only. This amount assumes the purchase of 10,712,872 shares of common stock of Johnston Industries, Inc. at the offer price of $3.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $6,427.72          Filing Party: JI Acquisition Corp.
                       -----------------                   ---------------------

Form or Registration No.: Schedule TO         Date Filed: April 7, 2000
                         ---------------                 -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 to the Schedule TO is filed by JI Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of CGW Southeast Partners IV, L.P., by CGW Southeast Partners IV, L.P., a Delaware limited partnership, and by CGW Southeast Partners IV, L.L.C., a Delaware limited liability company (individually and collectively "CGW"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc., a Delaware corporation ("Johnston"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO filed by CGW on April 7, 2000.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented to add the following:

"On May 4, 2000, CGW Southeast Partners IV, L.P. and its wholly owned subsidiary, JI Acquisition Corp., announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), had expired. Early termination or expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied."

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented to include the following information:

     (a)(11) Press Release dated May 4, 2000.

   WAITING PERIOD EXPIRES UNDER HART-SCOTT-RODINO ANTITRUST
 IMPROVEMENTS ACT FOR CGW SOUTHEAST PARTNERS IV, L.P. AND JI
  ACQUISITION CORP'S ACQUISITION OF JOHNSTON INDUSTRIES, INC.

     ATLANTA, Georgia -- May 4, 2000 -- CGW Southeast Partners IV, L.P. and its wholly owned subsidiary, JI Acquisition Corp. ("JI"), today announced that the required waiting period for JI's proposed acquisition of Johnston Industries, Inc. (NYSE: JII) has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, thus satisfying one of the conditions to the closing of JI's cash tender offer for outstanding shares of common stock of Johnston Industries. Under the tender offer, JI has offered to acquire all of the outstanding shares of Johnston Industries for $3.00 per share. Johnston Industries currently has approximately 10.7 million shares outstanding.

     JI commenced its cash tender offer on April 7, 2000. The cash tender offer remains subject to receipt by JI of at least 9.7% of the shares of Johnston Industries and certain other customary conditions. Assuming all of such conditions are met, shares tendered and not withdrawn will be accepted for payment by JI following expiration of the tender offer period at midnight on Friday, May 5, 2000.

     MacKenzie Partners, Inc. is the Information Agent for the tender offer.

     CGW is a Delaware limited partnership organized to make strategic investments and distribution of manufacturing businesses throughout the United States. CGW is headquartered in Atlanta, Georgia.

     Johnston Industries, Inc. markets engineered textile products, primarily for industrial and home furnishings end uses. One of its subsidiaries, Johnston Industries Composite Reinforcements, Inc. makes Vectorply(R) and other sophisticated non-crimp multiaxial reinforcing fabrics from fiberglass, carbon and aramid fibers for a wide variety of applications.

Contact:

      MacKenzie Partners, Inc.
      Charlie Koons, 212-929-5500

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JI Acquisition Corp.

                                    By:    /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Secretary and Treasurer
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.P.

                                    By:    CGW Southeast Partners IV, L.L.C.,
                                           its General Partner

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.L.C.

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------


Dated: May 4, 2000